FOR IMMEDIATE RELEASE	TSX: WPM
May 11, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES ELECTION
 OF DIRECTORS AND APPROVAL OF SPECIAL MATTERS

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected as directors of Wheaton at the 2018 Annual and Special Meeting of Shareholders. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	261,927,882	96.09%	10,665,546	3.91%
John A. Brough	261,396,904	95.89%	11,196,524	4.11%
R. Peter Gillin	259,002,154	95.01%	13,591,274	4.99%
Chantal Gosselin	271,010,798	99.42%	1,582,630	0.58%
Douglas M. Holtby	270,812,008	99.35%	1,781,420	0.65%
Charles A. Jeannes	270,983,473	99.41%	1,609,955	0.59%
Eduardo Luna	259,638,681	95.25%	12,954,747	4.75%
Marilyn Schonberner	271,179,704	99.48%	1,413,724	0.52%
Randy V.J. Smallwood	269,368,868	98.82%	3,224,560	1.18%

In addition, the following special matter was approved by shareholders at the 2018 Annual and Special Meeting of Shareholders:

•	the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 94.48% of the votes cast in favour of such resolution.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com